Exhibit 99.1

AINSWORTH LUMBER CO. LTD.

PRESS RELEASE

Ainsworth Comments on Recent Stock Activity

Vancouver, BC, May 1, 2008 – Brian Ainsworth, CEO of Ainsworth Lumber Co. Ltd. (TSX: ANS) (the “Company”), said today, in response to a request from the TSX relating to the recent increase in trading activity and share price, that in light of current industry conditions and historically low OSB prices the Company is continuing to explore strategic alternatives to strengthen its balance sheet and enhance its liquidity.

Mr. Ainsworth also said that it is too early to say what the impact of any strategic alternative would be on the current shareholders.

Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C.  V7X 1L3
Telephone:  604-661-3200
Facsimile:    604-661-3201

Contact:  Robert Allen
Chief Financial Officer
(604) 661-3200

Forward-looking information provided in this news release relating to the Company’s expectations regarding strategic alternatives and the Company’s projected liquidity contains forward-looking statements made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and National Instrument 51-102 promulgated by the Canadian Securities Administrators.  The Company believes that expectations reflected in such information are reasonable, but no assurance is given that such expectations will be correct.  Forward-looking information is based on the Company’s beliefs and assumptions based on information available at the time the assumption was made and on management’s experience and perception of historical trends, current conditions and expected further developments as well as other factors deemed appropriate in the circumstances.  Investors are cautioned that there are risks and uncertainties related to such forward-looking information and actual results may vary. Investors should review such risks and uncertainties as described from time to time in the Company’s reports filed with the United States Securities and Exchange Commission and Canadian securities regulatory authorities.  Particular attention should be paid to the “Risk Factors” section of the Company’s Annual Report on Form 20-F.  The forward-looking information contained in this news release is provided as of the date of this news release and the Company assumes no obligation to update or revise it to reflect new events or circumstances, except as explicitly required by securities laws.